Exhibit 99.3

FORM OF PROXY CARD

RISE EDUCATION CAYMAN LTD

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: REDU)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON                      AT                      (                TIME)

I/We, being the registered holder of            ordinary shares (Note 1) par value US$0.01 per share, of Rise Education Cayman Ltd (the “Company”) hereby appoint the Chairperson of the Extraordinary General Meeting (Note 2) or                as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment thereof) (the “Meeting”) of the Company to be held on Thursday, December 23, 2021 at 4:00 p.m., Beijing time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, and at any adjournment(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN

Resolution No. l as set out in the Notice of Extraordinary General Meeting.

ORDINARY RESOLUTION	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN

Resolution No. 2 as set out in the Notice of Extraordinary General Meeting.

Dated                , 2021 Signature(s)(Notes 4, 5, and 6)

Notes:

1

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Chairperson is preferred, strike out the words “THE CHAIRPERSON OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member holding two or more shares may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Extraordinary General Meeting which has been properly put to the Meeting.

4

In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, then one of the joint holders whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

5

To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be deposited at the offices of the Company’s Corporate Secretary at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, not less than 48 hours before the time of the Meeting or any adjourned meeting.

6

Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or any adjournment thereof if you so wish and in such event, the form of proxy shall be deemed to be revoked.